C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

Ref : BC/CPP/117/06

BY AIRMAIL

18th September, 2006

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie

Bessie P S Chan
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 18th September, 2006 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the interim results for the period ended 30th June, 2006
   Date : 15th September, 2006
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

ANNOUNCEMENT OF RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2006

UNAUDITED CONSOLIDATED RESULTS

The board of directors (the "Board") of C.P. Pokphand Co. Ltd. ("CPP" or the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30th June, 2006 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30th June, 2006 (Unaudited) US$'000	2005 (Unaudited) Restated US$'000
Revenue	2	789,299	846,929
Cost of sales		(725,097)	(742,093)
Gross profit		64,202	104,836
Selling and distribution costs		(34,472)	(30,878)
General and administrative expenses		(49,674)	(42,495)
Other income	3	963	16,419
Other losses	4	(2,938)	(8,856)
Finance costs		(17,492)	(17,483)
Share of profits and losses of:			
Jointly controlled entities		(3,175)	(1,305)
Associates		553	1,159
(Loss)/Profit before tax	5	(42,033)	21,397
Tax	6	(2,455)	(4,096)
(Loss)/Profit for the period		(44,488)	17,301
Attributable to:			
Equity holders of the Company		(41,090)	11,952
Minority interests		(3,398)	5,349
		(44,488)	17,301
		US cents	*US cent*
(Loss)/Earnings per share attributable to ordinary equity holders of the Company:	7		
Basic		(1.422)	0.498
Diluted		N/A	N/A
Dividend per share		–	–

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	30th June, 2006 (Unaudited) US$'000	31st December, 2005 (Audited) US$'000
Non-current assets			
Property, plant and equipment		453,163	452,157
Investment properties		3,217	3,185
Land lease prepayments		38,383	38,282

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. **BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES**

The condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standards ('IAS') 34 'Interim Financial Reporting' promulgated by the International Accounting Standards Board and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31st December, 2005.

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31st December, 2005. As described in the annual financial statements for the year ended 31st December 2005, the following amendments to standards and interpretations are mandatory for financial year with annual period beginning on or after 1st January 2006:

- Amendment to IAS 21, Amendment to 'Net investment in a foreign operation';
- Amendment to IAS 39, Amendment to 'The fair value option';
- Amendments to IAS 39 and IFRS 4, Amendments to 'Financial guarantee contracts'; and
- IFRIC Interpretation 4, 'Determining whether an arrangement contains a lease'.

Management has assessed the impact of the above IAS where the adoption of these IAS did not result in material impact on the financial statements of the Group and no substantial changes to the Group's accounting policies.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

- IFRIC Interpretation 7, 'Applying the Restatement Approach under IAS 29', effective for annual periods beginning on or after 1st March 2006;
- IFRIC Interpretation 8, 'Scope of IFRS 2', effective for annual periods beginning on or after 1st May 2006;
- IFRIC Interpretation 9, 'Reassessment of Embedded Derivatives', effective for annual periods beginning on or after 1st June 2006; and
- IFRS 7, 'Financial instruments: Disclosures', effective for annual periods beginning on or after 1st January 2007. Amendment to IAS 1, Amendment to 'Capital disclosures', effective for annual periods beginning on or after 1st January 2007.

The Group is assessing the impact of the above standards, interpretations and amendments.

2. **REVENUE**

Revenue, which is also the Group's turnover, represents rental income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after eliminations of intra-group transactions.

Segmental information
Business segments

	Feedmill and poultry operations and trading of agricultural products US$'000	Manufacture and sale of motorcycles and accessories for automotives US$'000	Investment and property holding US$'000	Total US$'000
For the six months ended 30th June, 2006				
Segment revenue:				
Total sales	866,205	–	34	866,239
Intersegment sales	(76,908)	–	(32)	(76,940)
Sales to external customers	789,297	–	2	789,299

5. **(LOSS)/PROFIT BEFORE TAX**

	Six months ended 30th June, 2006 (Unaudited) US$'000	2005 (Unaudited) US$'000
The Group's (loss)/profit before tax is arrived at after (crediting)/charging:		
Foreign exchange (gain)/loss, net	(1,211)	217
Depreciation	25,009	25,287
Amortisation of land lease prepayments	1,041	750
Staff costs	57,934	48,764
Equity-settled share option expense	–	8,470
Loss on disposal of property, plant and equipment, net	156	176
Impairment loss in respect of investment	–	109
Impairment loss of goodwill	–	277

6. **TAX**

	Six months ended 30th June, 2006 (Unaudited) US$'000	2005 (Unaudited) Restated US$'000
The Group:		
Provision for taxation in respect of profit for the period:		
PRC:		
Hong Kong	–	–
Mainland	2,455	3,308
Deferred tax asset	–	788
Tax charge for the period	2,455	4,096

No provision for Hong Kong profits tax has been made as the Group earned no assessable income in Hong Kong during the period (2005: nil).

7. **(LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY HOLDERS OF THE COMPANY**

(Loss)/Earnings per share is calculated based on the net loss from ordinary activities attributable to shareholders of US$41,090,000 (2005: net profit of US$11,952,000) and 2,889,730,786 shares (2005: weighted average of 2,402,230,786 shares) of the Company in issue during the period.

Diluted loss/earnings per share for the six months ended 30th June 2005 and 2006 have not been disclosed as the share options and warrants outstanding have an anti-dilutive effect on the basic loss/earnings per share during the six months ended 30th June 2005 and 2006.

8. **ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS**

The Group normally grants a credit policy of up to 90 days. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's accounts receivable relate to a large number of diversified customers, there is no significant concentration of credit risk. Accounts receivable, other receivables and deposits are non-interest bearing. An aged analysis of the accounts receivable, other receivables and deposits of the Group is as follows:

	30th June, 2006 (Unaudited) US$'000	31st December, 2005 (Audited) US$'000
Less than 90 days	28,288	23,675
91 to 180 days	1,504	1,781
181 to 360 days	715	805
Over 360 days	[illegible]	[illegible]

equity holders of the Company.

		2006	2005
Basic		(1.422)	0.498
Diluted		N/A	N/A
Dividend per share		–	–

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	30th June, 2006 (Unaudited) US$'000	31st December, 2005 (Audited) US$'000
Non-current assets			
Property, plant and equipment		453,163	452,157
Investment properties		3,217	3,185
Land lease prepayments		38,383	38,282
Non-current livestock		12,078	9,864
Interests in jointly controlled entities		61,732	51,432
Interests in associates		23,676	28,048
Available-for-sale investments		1,485	1,480
Goodwill		2,703	2,703
Deferred tax assets		2,404	2,404
Total non-current assets		598,841	589,555
Current assets			
Current livestock		19,012	17,505
Inventories		170,401	163,860
Accounts receivable, other receivables and deposits	8	70,894	64,029
Bills receivable		187	175
Tax recoverable		–	434
Amounts due from related companies		11,743	10,968
Fixed and pledged deposits		16,050	12,890
Cash and cash equivalents		35,396	65,954
Total current assets		323,683	335,815
Current liabilities			
Accounts payable, other payables and accrued expenses	9	236,847	193,980
Bills payable		26,712	30,572
Tax payable		5,243	4,540
Provisions for staff bonuses and welfare benefits		8,942	8,893
Amounts due to related companies		9,527	10,738
Interest-bearing bank loans and other loans		400,066	388,989
Total current liabilities		687,337	637,712
Net current liabilities		(363,654)	(301,897)
Total assets less current liabilities		235,187	287,658
Non-current liabilities			
Interest-bearing bank loans and other loans		(130,331)	(136,429)
Net assets		104,856	151,229
Equity			
Equity attributable to equity holders of the Company			
Issued capital		28,898	28,898
Share premium account		73,897	73,897
Reserves		(46,572)	(6,672)
		56,223	96,123
Minority interests		48,633	55,106
Total equity		104,856	151,229

Business segments

	Feedmill and poultry operations and trading of agricultural products US$'000	Manufacture and sale of motorcycles and accessories for automotives US$'000	Investment and property holding US$'000	Total US$'000
For the six months ended 30th June, 2006				
Segment revenue:				
Total sales	866,205	–	34	866,239
Intersegment sales	(76,908)	–	(32)	(76,940)
Sales to external customers	789,297	–	2	789,299
Segment results	(26,337)	(1,560)	7,953	(19,944)
Other income	361		167	528
Other losses	(2,938)			(2,938)
Interest income				435
Finance costs				(17,492)
Share of profits and losses of jointly controlled entities	(5,431)	2,256	–	(3,175)
Share of profits and losses of associates	553	–	–	553
Loss before tax				(42,033)
Tax				(2,455)
Loss for the period				(44,488)
For the six months ended 30th June, 2005 (restated)				
Segment revenue:				
Total sales	934,055	–	36	934,091
Intersegment sales	(87,130)	–	(32)	(87,162)
Sales to external customers	846,925	–	4	846,929
Segment results	28,517	(1,529)	4,475	31,463
Other income	15,083	–	–	15,083
Other losses	(277)	–	(8,579)	(8,856)
Interest income				1,336
Finance costs				(17,483)
Share of profits and losses of jointly controlled entities	(3,437)	2,132	–	(1,305)
Share of profits and losses of associates	1,159	–	–	1,159
Profit before tax				21,397
Tax				(4,096)
Profit for the period				17,301

3. **OTHER INCOME**

	Six months ended 30th June, 2006 (Unaudited) US$'000	2005 (Unaudited) US$'000
Gain on disposal of a subsidiary	–	15,083
Gain on deregistration of a subsidiary	167	–
Interest income	435	1,336
Tax refund in respect of reinvestment of distributed earnings from the PRC ventures	361	–
	963	16,419

4. **OTHER LOSSES**

	Six months ended 30th June, 2006 (Unaudited) US$'000	2005 (Unaudited) US$'000
Unrealised loss on revaluation of livestock	227	–
Impairment loss in respect of investment	–	109
Equity-settled share option expense	–	8,470
Impairment loss of goodwill	–	277
Impairment loss of items of property, plant and equipment	2,711	–
	2,938	8,856

8. **ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS**

The Group normally grants a credit policy of up to 90 days. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's accounts receivable relate to a large number of diversified customers, there is no significant concentration of credit risk. Accounts receivable, other receivables and deposits are non-interest bearing. An aged analysis of the accounts receivable, other receivables and deposits of the Group is as follows:

	30th June, 2006 (Unaudited) US$'000	31st December, 2005 (Audited) US$'000
Less than 90 days	28,288	23,675
91 to 180 days	1,504	1,781
181 to 360 days	715	805
Over 360 days	5,207	4,991
	35,714	31,252
Other receivables and deposits	40,281	37,878
	75,995	69,130
Less: Provision for bad and doubtful debts	(5,101)	(5,101)
	70,894	64,029

9. **ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUED EXPENSES**

An aged analysis of the accounts payable, other payables and accrued expenses of the Group is as follows:

	30th June, 2006 (Unaudited) US$'000	31st December, 2005 (Audited) US$'000
Less than 90 days	110,388	85,148
91 to 180 days	11,627	5,183
181 to 360 days	6,693	1,532
Over 360 days	1,498	2,848
	130,206	94,711
Other payables and accrued expenses	106,641	99,269
	236,847	193,980

10. **COMPARATIVE AMOUNTS**

Due to the adoption of new IASs and IFRSs for year ended 31st December 2005, the accounting treatment and presentation of certain items and balances in the financial statements have been revised to comply with the new requirement. Accordingly, certain comparative amounts have been reclassified/restated to conform with the current period's presentation and accounting treatment.

INTERIM DIVIDEND

The Board does not recommend an interim dividend for the six months ended 30th June, 2006 (2005: nil).

FINANCIAL PERFORMANCE

For the six months ended 30th June, 2006, the Group recorded a loss attributable to equity holders of approximately US$41.1 million. Compared with the same period in 2005, the total consolidated turnover decreased from US$846.9 million to US$789.3 million, representing a decrease of approximately 6.8% while overall gross profit margin decreased from 12.4% to 8.1%.

BUSINESS REVIEW

Agribusiness

Compared with the same period in 2005, the consolidated turnover of the Group's agribusiness decreased by 6.8% to US$789.3 million. The drop was due to the slowdown in the breeding and rearing industry in China, a reduction in the demand for feed and commercial day-old-chicks ("DOCs"), and also the changing business environment in the poultry meat business in China.

The Group's complementary agribusiness model has four major segments – feed, food integration, breeding and rearing, and biochemical.

Feed

In the first half of 2006, feed remained the largest contributor to the Group in sales, accounting for 57.0% of the Group's total turnover (2005: 56.8%). The Group's feed products include poultry, swine, aqua, duck and cattle feed, among which poultry and swine accounted for 50% and 38%, respectively, of the total feed sales.

Growth in aqua sales increased to 6.3%; up to now, production volume of aqua feed has reached 91,000 tones.

Due to the diminishing return seen by the animal breeders, which reduced the demand for feed, and the drop in the China domestic market price of broilers and swine feed, the Group's consolidated turnover declined 6.4% from the same period last year while gross profit margin went down 2.8%, from 15.4% to 12.6%.

Food Integration

The food integration business accounted for about 27.9% of the Group's total consolidated turnover in the first half of 2006 (2005:28.4%). Consolidated turnover in this segment fell by 8.5% compared with the same period last year.

The food integration business's products include raw food and cooked food, among which raw food constituted 74.3% of the consolidated sales volume. In the first half of 2006, sales volume of raw food rose by 10.9%, which is the initial result of the Group's intensive promotion of its food products under the brand name "Chia Tai". However, the selling price of poultry products entered into a slump under the taint of the bird flu pandemic looming across the industry. As a result, the gross profit of this segment was negatively affected.

On the other hand, business growth in the cooked food sector has improved considerably. Consolidated sales volume of cooked food edged up 32.1%, or 6,200 tones, as compared with the same period last year. Approximately 76.5% of the total cooked food products is for export, mainly to Japan. Compared to the same period last year, export volumes rose 39.6%, reaching a total of 19,000 tones.

The Group's cooked food products have been met with confidence by foreign importers. Since Japan introduced a "Positive List System for Agricultural Chemical Residues" across all imported poultry products, many other companies lost the exportation opportunity after failing to pass the requirements in breeding and rearing, as well as quarantine control.

The Group has adopted a completely closed management system for poultry breeding and a comprehensive quarantine control program; hence, the Group's product quality is unanimously affirmed by the Japanese importers.

Breeding and Rearing

Breeding and rearing accounted for 3.9% of the Group's total consolidated turnover (2005: 4.2%). During the period under review, the segment's consolidated sales dropped by 13.3% as market price was hampered by a slump in poultry meat market. Compared to the same period last year, the market price of DOCs dropped significantly. Market price per bird averaged RMB1.55, which is equivalent to a drop of 32.0% compared to that of the same period last year.

During the recent years, the Group has also expanded into swine rearing. For the first half of the year, the swine breeding and rearing business constituted 26.8% of the overall breeding and rearing business.

Biochemical

The Group's biochemical products include Chlortetracycline ("CTC"), Di-Calcium Phosphate and L-Lysine monohydrochloride ("L-Lysine"). In the first half of 2006, turnover of this segment accounted for 4.9% of the Group's total turnover (2005: 5.0%). During this period, the reduction in sales volume of Di-Calcium Phosphate and L-Lysine products affected the segment performance, while the sales volume and gross profit margin of CTC rose 9.7% and 28.7%, respectively. As a result, overall consolidated gross profit margin edged up slightly to 21.1% from 19.1% of last year.

Industrial Business

This business is operated by the Group's jointly controlled entities. Benefiting from the sustained growth in the China economy, the industrial business line reported a growth of 27.2% in turnover, from US$121.5 million to US$154.6 million, during the first half of this year compared with the same period in 2005. Overall, profit attributable to the equity holders from the industrial business amounted to US$0.7 million, which was US$0.1 million more than that of the same period last year.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30th June, 2006, the Group had total assets of US$922.5 million (31st December, 2005: US$925.4 million). Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total borrowings by the equity including minority interests) were US$530.4 million and 505.8% respectively, as compared to US$525.4 million and 347.4% as at 31st December, 2005.

Most of the borrowings by the Group are in U.S. dollars and RMB, and the interest rates ranged from 4.6% to 9.8% per annum for the period.

The Group had not engaged in any derivatives for hedging against both the interest and exchange rate.

Capital structure

The Group finances its working capital requirements through a combination of funds generated from operations and short term and long term bank loans. The Group had cash and cash equivalents of US$35.4 million as at 30th June, 2006 (31st December, 2005: US$66.0 million), a decrease of US$30.6 million.

Charges on Group assets

As at 30th June, 2006, out of the total borrowings of US$530.4 million (31st December, 2005: US$525.4 million) obtained by the Group, only US$169.1 million (31st December, 2005: US$143.3 million) were secured and accounted for 31.9% (31st December, 2005: 27.3%) of the total. Certain of the Group's property, plant and equipment and land lease prepayments located in the PRC with net book value of US$207.0 million (31st December, 2005: US$218.7 million) have been pledged as security for various short and long term bank loans.

Contingent liabilities

As at 30th June, 2006, the guarantees provided by the Group were US$19.4 million (31st December, 2005: US$7.4 million).

Employee and remuneration policies

As at 30th June, 2006, the Group employed around 37,000 staff (including 10,000 staff from the jointly controlled entities and associates) in the PRC and Hong Kong. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical coverage, subsidized training programmes, as well as a share option scheme.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to achieving high standards of corporate governance that properly protect and promote the interests of all the shareholders and enhance corporate value and accountability.

The Company has complied with all the code provisions prescribed in the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange throughout the six months ended 30th June, 2006, save for the deviation from code provision A.4.2.

This provision stipulates that every director, including one appointed for a specific term, should be subject to retirement by rotation at least once every three years. The Company was incorporated in Bermuda under the C.P. Pokphand Company Act, 1988 ("Private Act"). Pursuant to paragraph 3(e) of the Private Act, any executive chairman and any managing director shall not be subject to retirement by rotation at each annual general meeting. In order to achieve the intended effect of this Code provision, Mr. Dhanin Chearavanont, the Executive Chairman, intends to voluntarily retire by rotation in such manner and at such frequency as provided for other directors under the Bye-Laws of the Company.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 to the Listing Rules as the Company's code of conduct for dealings in securities of the Company by the directors. Having made specific enquiry of all directors, the directors have complied with the required standard as set out in the Model Code throughout the six months ended 30th June, 2006.

AUDIT COMMITTEE

The Audit Committee comprises the three independent non-executive directors of the Company. The establishment of the Audit Committee serves to enhance corporate governance practice. The principal duties of the Audit Committee include the reviewing and supervising of the Company's financial reporting process and internal controls. The Audit Committee has reviewed the Company's unaudited financial results for the six months ended 30th June, 2006.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the period under review.

By Order of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 15th September, 2006

As at the date of this announcement, the Board comprises twelve executive directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, and three independent non-executive directors, namely Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.